Boucherville, January 20, 2011

Mr. Sirimal R. Mukerjee
United States Securities and Exchange Commission                                                                                                VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Strateco Resources Inc. Form 10-K for the year ended December 31, 2009 Filed March 16, 2010 Forms 10-Q for Fiscal Quarters ended March 31, 2010 File No. 0-49942

Dear Sir,

Strateco Resources Inc. (the “Company” or “We”) has requested from the undersigned to forward to your attention the responses to U.S. Securities and Exchange Commission (“SEC”) second letter of comments dated January 10, 2011 (“Letter of comments”) concerning Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended March 31, 2010.

The responses to the comment letter that required explanations or additions and corrections in future filings are presented in the same order as they were presented in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors, page 7

1.           In response to your question, the Company will, in future filings, expand the risk factors that were discussed in our letter dated October 21, 2010. The subheading Exploration and Mining will be divided into four separate subheadings as follows:

a) Operational Risks Facing Exploration and Mining Projects:

The Company is at an exploration stage. Exploration and mining activities are subject to a high level of risk. Few exploration properties reach the production stage. Unusual or unexpected formations, fires, power failures, labour conflicts, floods, rockbursts, subsidence, landslides and the inability to locate the appropriate or adequate manpower, machinery or equipment are all risks associated with mining activities and the execution of exploration programs. Failure to address these risks may reduce the profitability of the operation or altogether prevent the property from being developed.

b) Resource Development Risks:

The development of resource properties is subject to many factors, including the cost of mining, variations in the material mined, fluctuations in the commodities and exchange markets, the cost of processing equipment and other factors such as aboriginal claims, government regulations including in particular regulations on royalties, authorized production, importation and exportation of natural resources and environmental protection. Depending on the price of the natural resources produced, the Company may decide not to undertake or continue commercial production.  Failure to address these risks may reduce the profitability of the operation or altogether prevent the property from being developed.

c) Exploration (Geological) Risk:

The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. Most exploration projects do not result in the discovery of ore.In all probabilities, the majority of the properties do not contain any reserves and any funds spent on exploration will probably be lost.

d) Commodity Risk:

The market for uranium, like any other mineral, can be affected by factors beyond the Company’s control.  Commodity prices have fluctuated widely, particularly in recent years. The impact of these factors cannot be accurately predicted, however low uranium commodity prices may reduce the profitability of the operation or altogether prevent a property from being developed.

e) Risk until Registration of Tiles on Properties:

Although Management has taken steps to verify title to mining properties in which the Company has an option to acquire an interest, in accordance with industry standards for the current stage of exploration of such properties, options to acquire interests and interests in Property may be subject to unregistered prior agreements and be non-compliant with regulatory requirements until interests in mining claims and titles are registered in Québec, Canada in the name of the Company and may jeopardize the Company’s option to acquire an interest in the property.

f) Options and Joint-Venture Agreements:

The Company enters into Option and Joint Venture Agreements in which 1) other parties may have interests in the same claims but for other minerals than uranium; or 2) in which the Company must obtain consent from the parties to obtain the priority for the Company to explore and produce uranium for the duration of the Option and Joint Venture Agreement; or 3) in which the royalties must sometimes be paid not by the Company but by the other party to a third party pursuant to a previous engagement with the other party to the Agreement; or 4) in which another party may manage the Option or the Joint Venture or 5) in which the Company’s interest may be diluted if the Company fails to incur exploration expenditures. If the Company fails to pay the sums due or fail to issue the securities pursuant to the terms of the agreements, the option to acquire an interest or the interest in a property could be abandoned or lost and all sums invested by the Company in these claims could be lost.

g) Financing and Development:

The Company has incurred losses to date and does not presently have the financial resources required to finance its planned exploration and development programs. Development of the Company’s properties therefore depends on its ability to obtain the additional financing required. There can be no assurance that the Company will succeed in obtaining the required funding. Failure to do so may lead to substantial dilution of its interests (existing or proposed) in its properties. The inability to attract sufficient financing and or experienced personnel may negatively affect the profitability or the viability of a project. Future financing may take a variety of forms, the nature and conditions of which cannot be reliably predicted.  Debt financing may include restrictive covenants. Equity issuances may have a dilutive effect on current shareholders. Management is continually working to secure the necessary financing needed to achieve the objectives of Company.

h) Personnel Risk:

The Company has limited experience in developing a resource property, and its ability to do so will depend on the use of experienced people or in the signature of agreements with major resource companies that can produce such expertise.

Properties, page 8

2. In order to refer to Item 1A Risk Factors, the notes concerning the two properties which are subject to Option and Joint Venture Agreements could read as follows:

(4) Pursuant to the Option and Joint Venture Agreement between the Company and Pacific Bay Minerals Ltd. by which the Company detains an option to acquire a 60% interest in the PACIFIC BAY-MATOUSH PROPERTY over a period of 4 years ending in 2011, only Pacific Bay Minerals Ltd. its successors and assigns will be responsible to pay this Yellow Cake Royalty to Pierre Angers, upon production. For additional information concerning risk factors related to this particular Agreement please refer to Item 1A Risk Factors-f) Options and Joint venture Agreements or  for additional information as to the extent of obligations and rights of the  parties to this Agreement or any third party please see section “Mining Claims of Item 2.Properties-PACIFIC MATOUSH PROPERTY;”

(5) The Company detains an option over a period of 3 years ending in 2011 to acquire an interest of 60% on uranium rights only, on the Mistassini Property. This Royalty will be payable upon production by the parties to the Option and Joint Venture Agreement in favour of Northern Superior Resources Inc. For additional information concerning risk factors related to this particular Agreement please refer to Item 1A Risk Factors-f) Options and Joint venture Agreements and for additional information concerning rights or obligations of parties to this Agreement or any third party, please see section “Mining Claims of Item 2.Properties-MISTASSINI PROPERTY;

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66.

General

3.           In the section “Strategy and action plan”, the Company will include discussion, in future filings, to provide insight on the various areas noted in your letter. For example, we are considering discussion on the nuclear energy industry as follows:

“The overall macroeconomic environment for nuclear-generated electricity is positive with a substantial number of new reactors either being planned or being currently constructed. Industry analysts are predicting increases in the uranium commodity prices which in turn improve the chances that the Company’s projects will be profitable if and when they go into production. This macroeconomic environment could also translate into obtaining financing at lower costs or at a lower rate of shareholder dilution than if the commodity outlook was negative or even less positive”

Regarding other industry factors, we are also considering the following:

“As in any exploration and mining project, the Company is subject to approvals from both the community and the regulators. The Company intends to maintain and strengthen communications with the First Nations and residents of the municipalities interested in the project. To do so, it will continue to organize various meetings and information sessions.”

With respect to capital resources, the nature of our business and the industry sector in which we operate results in the fact that the Company does not have any operating revenues and therefore mainly relies on debt and or equity issuances in order to continue its activities.  In addition to the disclosure discussed above, the Company is considering adding in its Capital resources section in future filings discussion regarding the outlook of future financings such as:

“The Company does not currently have any operating revenue and as such has relied in the past on debt and equity issuances to finance its operations.  The Company is not forecasting to have operational revenues in the near future and will continue to rely on debt and equity financing, and perhaps the involvement of a strategic partner, to finance future operations.”

Results of Operations, page 71

4. The changes due to each of the factors are quantified as follows:

General and administrative expenses decreased between 2007 and 2008 due to a number of factors.  In 2007, the Company incurred one-time listing and registration fees (representing a decrease of $227,200) and made a significant donation ($100,000).  In addition, there was a reduction in the level of investor relations activities in 2008 versus 2007 (representing a decrease of $65,999).  In 2009, the trend was reversed and investor relations activities were increased thus increasing the corresponding expense ($78,434).  Additionally, the increasing advancement of the Company required an additional level of professional financial support ($96,481).

Executive Compensation, page 96

5. We confirm that the Company will include such a discussion in future filings.

Certain Relationships and Related Transactions, and Director Independence, page 106

6. We confirm that the Company will include such a discussion in future filings.

Principal Account Fees and Services in Canadian Dollars, page 107

7
For example, at Item 14 (3) Tax fees, the estimated amount was $5,000 for the year ending at December 31, 2009 which  represented 6% of the aggregate total amount of $83,400 for services rendered by the accountants during this fiscal year.  The Company will mention in future filings, the percentage that represents such services and the date of pre-approval by the Audit Committee, whenever it exceeds 5%.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibit 22

8. In 2009, the compensation paid to the executive management by BBH represented 54% of the amount paid by the Company to BBH for the consulting services of the executive management.

We join a statement of the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In thanking you for your comments,

Best regards,

(signed) Guy Hébert

____________________
Guy Hébert, President and Chief Executive Officer

STATEMENT

I, Guy Hébert, President of the Company declares that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 20, 2011

(Signed) Guy Hébert
__________________________
Guy Hébert, President
For Strateco Resources Inc.